SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

June 23, 2009

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A. INFORMS THE MARKET OF THE FILING OF ITS ANNUAL REPORT
ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008.

City of Buenos Aires, Argentina, June 23, 2009.  The management of Banco Macro S.A. (NYSE: BMA; Buenos Aires: BMA) (“Banco Macro” or “BMA”) announced that it filed its annual report on Form 20-F on June 23, 2009 for the fiscal year ended December 31, 2008 (the “2008 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”).  The 2008 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or Banco Macro’s website at www.macro.com.ar.  In addition, shareholders may receive a hard copy of the Banco Macro’s complete audited financial statements free of charge by requesting a copy within a reasonable period of time from Banco Macro's Investor Relations website.

This press release is available under “Información Financiera”, on Banco Macro’s web site, www.macro.com.ar.

This press release includes statements concerning potential future events involving Banco Macro that could differ materially from the events that actually occur.  The differences could be caused by a number of risks, uncertainties and factors relating to Banco Marco’s business.  Banco Macro will not update any forward-looking statements made in this press release to reflect future events or developments.

Investor Relations Contacts:

In Buenos Aires:
Jorge Scarinci, CFA
Financial and Investor Relations Manager
Tel: (5411) 5222 6730
Fax: (5411) 5222 7826
E-mail: investorelations@macro.com.ar
www.macro.com.ar

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 23, 2009

MACRO BANK INC.

By: /s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Attorney-in-fact